August 14, 2025

Division of Corporation Finance

Office of Real Estate and Construction

Re:	Compound Real Estate Bonds II, Inc. Offering Statement on Form 1-A Filed July 23, 2025 File No. 024-12644

Ladies and Gentlemen:

Please see below for responses to the Division’s letter dated August 4, 2025 regarding the above captioned matter. All questions have been addressed in Amendment No. 1 to the Offering Statement, on Form 1-A/A, filed August 14, 2025 (“Amendment”), as further herein detailed.

Offering Statement on Form 1-A

Cover Page

1.	We note that you are seeking to offer: “7,480,000 of [your] $10 Bonds for cash and 20,000 of our $10 Bonds as rewards under [your] ‘Rewards Program.’” However, Item 4 of Part I only accounts for your offering of $74,800,000. Please revise Item 4 of Part I of Form 1-A to reflect the total amount being offered on behalf of the issuer.

As requested by the Division’s above comment, the Company has updated Item 4 of Part I to reflect an aggregate offering price attributable to securities being offered on behalf of the issuer of $75,000,000.

Prior Performance, page 57

2.	We note that you plan to purchase real estate-backed loans, mortgages, and other income-generating real estate credit instruments. Further, we note that your prior program has invested in mortgages. Please provide a prior performance narrative and prior performance tables as referenced in Industry Guide 5. Refer to Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

In response to the Division’s above comment, the Company acknowledges that Regulation A issuer must comply with Industry Guide 5 to the extent applicable. Industry Guide 5 relates to offerings of equity interests in Real Estate Partnerships. However, the Company is not offering equity interests in a real estate partnership, it is a corporation issuing bonds. The bonds being offered in this offering are not equity interests. And even if the Company (a corporation) were offering equity interests, such interests would not be substantially similar to real estate partnership interests. Thus, the Company does not believe that prior performance tables are required. Nonetheless, with a view towards disclosure, the Company has included additional prior performance information within the Amendment. However, please note that since the Industry Guide tables contemplate equity investment in physical real estate assets, as opposed to mortgages, much of the information requested in the tables is inapplicable. The Company has provided such information as it believes complies with the spirit of the tables.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC
d/b/a Crowdfunding Lawyers